Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, included herein, dated May 17, 2006 on the statement of financial condition of DB Commodity Index Tracking Fund as of December 31, 2005, dated May 17, 2006 on the statement of financial condition of DB Commodity Index Tracking Master Fund as of December 31, 2005, and the related statements of operations, changes in unitholder’s deficit, and cash flows for the period from May 23, 2005 (inception) through December 31, 2005, and dated July 7, 2006 on the statement of financial condition of DB Commodity Services LLC as of December 31, 2005, and the related statements of changes in member’s capital and cash flows for the period from May 23, 2005 (inception) through December 31, 2005. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/KPMG LLP

New York, New York

August 8, 2006